Exhibit 99.393

Nextech AR CEO Evan Gappelberg Buys Company Stock In The

Open Market and Provides Corporate Update

●	CEO continues to increase his ownership position

●	Buys 50,310 shares in the open market

●	Increases his ownership to 10,099,589 common shares

VANCOUVER, B.C., Canada – December 22, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies today announced that CEO Evan Gappelberg has purchased a total of 50,310 shares through open market buys 12/17/2021 to 12/20/2021 with an average purchase price of $1.00 USD or $1.29 CAD per share. This purchase increases CEO/Founder Evan Gappelberg’s ownership to 10,099,589 common shares. The Company is also providing an update with respect to various corporate matters as set forth below.

Corporate Update & Miscellaneous Disclosures

The Company has filed a preliminary base shelf prospectus dated October 12, 2021 (the “Base Shelf Prospectus”) with the securities commissions in each of the Provinces of Canada other than Quebec providing for aggregate gross proceeds of up to $75,000,000 during the 25-month period that the final Base Shelf Prospectus remains in effect. In connection with this filing, the Company has also refiled its Management's Discussion and Analysis for the fiscal year ended December 31, 2020 to clarify certain disclosure as follows

●	The Company’s e-Commerce business is currently its main revenue source and while Nextech expects it to contribute meaningful revenue to the Company for the foreseeable future, at some point in the future AR and technology services revenue is expected to eclipse that of e-Commerce;

●	The Company’s future business plans in respect of its AR products and service offerings, as well as its e-Commerce business; and the segmenting of Nextech’s financial results by operating segment, including with respect to gross profit, cost of sales and other relevant factors.

●	The Company is of the view that this enhanced disclosure will assist readers in better understanding Nextech’s financial results and future plans as it transitions to focus more on its AR and technology services division.

The Company also wishes to provide an update with respect to its projected revenues for fiscal 2021. Nextech previously disclosed its goal of generating between $50-$60 million in revenue during fiscal 2021 , as set forth in its press releases dated January 12, 2021, January 15, 2021 and February 16, 2021, each of which is available on SEDAR at www.sedar.com. The Company has since updated these initial estimates based on its revenue for the nine months ended September 30, 2021 which was approximately $20 million. Accordingly, the Company has revised its revenue estimates for fiscal 2021 to be approximately $26,000,000 in the aggregate, which varies from the original estimate principally as a result of the economy opening up some contracts being delayed and are now expected in 2022.

The foregoing updated 2021 revenue estimates and summary of the revised Management's Discussion and Analysis of the Company for the fiscal year ended December 31, 2020 have been provided at the request of Staff of the Ontario Securities Commission in connection with its review of the Base Shelf Prospectus.

Shareholder Update from CEO, Evan Gappelberg

As we near the end of Q4 and are moving into planning for 2022, we are focused on the development and release of multiple first to market SaaS platforms for Augmented Reality and the Metaverse to capture market share with our entire suite of interconnected products. As mentioned in the previous shareholder letter, SaaS integration with our product line has significant implications for the scalability of our products, and Nextech’s revenue growth. With the continued rollout of our SaaS platforms, Nextech will move away from managed solutions and toward monthly recurring revenue (MRR), business scalability, and low to no touch. We are now signing up new accounts to ARtize 3D and are seeing a big jump in demand for our 3D model making solutions. I see this as a validation of our efforts to disrupt the emerging multi-billion dollar 3D model market with the highest quality, lowest cost, most scalable 3D model solutions anywhere. All signs point to the fact that 2022 will be a breakout year for everything 3D.

We are hard at work converting ALL our product offerings from managed services to industry leading SaaS solutions, and below is an outline of our Q4 launches and soon to be launched SaaS offerings.

Q4 SaaS Products Releases

●	ARitize Labs - AR Lab Builder for Higher Education (Q4-2021) LAUNCHED

●	ARitize 3D - 3D Models & webAR for Ecommerce (Q4-2021) LAUNCHED

●	ARitize Decorator - Virtual preview of home furnishing as 3D models in desired location using just a simple 2D photo of a room (Q4-2021) LAUNCHED

Current Managed Service Solutions to become SaaS Solutions

●	CAD to POLY SaaS- 3D Model creation from CAD files (Q2-2022)

●	ARitize Metaverse Studio SaaS - (Q1-2022)

●	ARitize Maps SaaS- Spatial Mapping for the Metaverse (Q1-2022)

●	ARitize Holograms - Human Hologram Creator App (Q1-2022)

●	ARtize Ads SaaS- 3D/AR Advertisements (Q1-2022)

●	ARoom SaaS- Integration with Teams/WebX for AR Product Visualization (Q1 - 2022)

●	ARitize Events 3D Saas- Virtual/Hybrid Events (Q1-2022)

Nextech has undergone transformative growth in 2021, ultimately rebranding as a Metaverse company to better align with our vision and technology stack.

Since our last shareholder update in September, Nextech has made several advancements and announcements which have positioned us with a unique end-to-end Augmented Reality and Metaverse offering. These have been significant to the strategic direction of the company, and are highlighted below.

Q4 - 2021 Highlights

●	Dec 21: Nextech AR Signs Multi-year Deal with Restaurants Canada; This deal utilizes the company's virtual events and Metaverse Studio as a managed service, which includes 3D AR booths, human holograms, 3D AR product experiences, and augmented reality ads.

●	Dec 15: Integration with Stripe for our 3D mapping and events platform, Map D. This integration will provide an additional, no-touch annual revenue stream of up to $760K or more through a platform percentage fee.

●	Dec 9: Augmented Reality lab builder for the Metaverse is now available in the Microsoft Azure Marketplace, allowing it to be discovered by millions of customers across 141 geographies and provides access to Microsoft’s existing procurement relationships.

●	Dec 8: Integration with Coinbase Commerce to accept cryptocurrency as a payment method.

●	Nov 30: The launch of our ARitize 3D SaaS offering for Ecommerce

●	Nov 18: The launch of a major 3D Metaverse upgrade to our ARitize Events 3D platform.

●	Nov 16: The rebranding of Nextech AR Solutions as a Metaverse Company, and the renaming of our product suite with the ARitize naming convention.

●	Nov 10: In partnership with Singtel, Nextech AR was chosen by Apple Inc to showcase augmented reality on its devices through a 5G network.

●	Nov 9: The announcement of our plans to launch our ARitize Metaverse Studio as an SDK SaaS Offering.

●	Nov 1: Closing of a CAD $5 Million private placement with institutional investors.

●	Oct 26: Signing multiple deals with Asian ecommerce aggregators, which will act as a major catalyst in expanding its 3D AR model creation in the region.

●	Oct 19: Finalization of the change of our Auditors to Marcum LLP, to better align with our U.S exchange uplisting goal.

●	Oct 13: Nextech AR was chosen by The City of London for their Metaverse Launch.

●	Oct 7: The launch of ARitize Decorator SaaS product for ecommerce, to enable customers to virtually preview home furnishing and decor in a desired location, using just a simple 2D photo of a room.

Today, I have the utmost belief in Nextech AR Solutions company direction, our executive leadership team, and in everyone behind the scenes working to achieve our vision of becoming the lowest cost, highest quality 3D model factory in the world. As mentioned previously, I don’t believe that our current share price accurately reflects the upside potential of our businesses, which is why I continue to increase my ownership position.

●	In May I purchased 262,744 shares,

●	In early December I purchased 72,656

●	Now, again in mid December 2021, I purchased an additional 50,310 shares in the open market, increasing my ownership to 10,099,589 common shares,

I’m putting my money where my mouth is. I hope that investors will take note of how much management believes in Nextech’s future potential. I’ve never been more excited about Nextech, our business prospects, and I’ve never been more confident in my technology and team. For the past 3 years we have been working hard on bringing 3D and holographic solutions to market and as seen above we have succeeded at just that. Now I believe it provides us with a first mover advantage in the burgeoning Metaverse and 3D industry, which represents an $800 Billion market opportunity by 2024, according to Bloomberg Intelligence which is why I continue to invest for the future.

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

For further information, please contact:

Investor Relations Contact

Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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